UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of May, 2003

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date May 27, 2003

Tuesday, 27 May 2003

Media Release

Customers the winners from Coles Myer - Shell alliance

Coles Myer Ltd (CML) and Shell today announced a commercial alliance designed to provide their customers with Australia's biggest and most convenient discount fuel offer.

The Alliance, when fully rolled-out, will see a CML subsidiary become the operator of Shell's core retail property network of 584 service stations across Australia.

Coles Myer will set pump prices as well as offer CML customers fuel discounts. Both members of the Alliance have a shared interest in maintaining competitive pump prices as this is critical in driving sales.

The Alliance is planned to begin in July 2003 at more than 150 sites in Victoria. Given a successful Victorian rollout, the Alliance is expected to be progressively extended nationwide by mid calendar 2004.

Shell will supply fuel products and service station properties and the sites will be branded both Coles Express and Shell. CML will purchase the rights to operate Shell sites from Shell multi-sites franchisees for a total amount less than $100 million.

Coles Myer Chief Executive Officer John Fletcher said: "We will be offering our customers a fuel discount when they make purchases over a certain amount at Coles, Bi-Lo and Liquorland. When the Alliance is fully rolled out, the discount will be available at a large national network of conveniently located petrol stations throughout Australia. The vast majority of the stations will be very close to our supermarkets, offering great convenience for our customers.

"The discount offer for our supermarket customers can be summarised as: high quality fuel at discount prices from a large number of sites in great locations," Mr Fletcher said.

The Alliance also creates a significant new business opportunity for Coles Myer in convenience stores. Mr Fletcher said Coles Myer would be applying its retail expertise and economies of scale to these operations.

The Alliance will contribute to CML in excess of $3 billion in additional annual sales when fully rolled out. The combined impact of the new fuel and convenience store business will be earnings per share positive in the 2004 financial year.

Mr Fletcher said the Alliance gave CML a fast and cost effective fuel rollout with substantially less investment than if it were starting a greenfields business.

"Coles Myer's extension into petroleum and convenience store retailing will complement our existing grocery retail business, create and drive sales, and reward customers for shopping with us," Mr Fletcher said.

"The Alliance will see the creation of a new petrol and convenience store division within Coles Myer. The vast majority of the existing franchisees' staff are expected to become part of that division, providing expertise on the ground from day one."

Shell Vice President Retail Marketing Asia Pacific/Middle East, Bruce Rosengarten, said the Alliance brought together Australia's most preferred fuel brand with one of Australia's largest retailers.

"The Alliance is a great match of retail and petroleum industry expertise - it will provide a very attractive consumer offer," Mr Rosengarten said.

"We will provide customers with exactly what they want - high quality fuels sold at competitive prices from convenient locations.

"On full rollout, motorists will have easy access to a broad national network where more than 80 per cent of Coles and Bi-Lo supermarkets are within 5 kilometres of an Alliance site. In capital cities, the average is 90 per cent.

"Most importantly, these sites are well known to millions of Australians as the home of highly respected fuel brands including Shell Optimax.

"This Alliance will be a pro-competitive initiative which will extend the availability of fuel discount offers to more consumers."

Shell Australia Chairman Tim Warren said the Alliance was a leading initiative for Shell and clearly demonstrated the company's commitment to maintaining a significant retail presence in Australia.

The Alliance is subject to ACCC approval.

Fact sheets:

  How will the Alliance work

  How customers will be the winners

  How grocery and petrol retailing competition will increase

  The new Alliance network details

  What will the sites look like

  Background on Coles Myer and Shell

----////----

MEDIA ENQUIRIES:

Coles Myer: Scott Whiffin: 03 9829 5548 or 0407 850 709

Shell Australia: Helen Morgner: 03 8823 4070 or 0417 007 344

ANALYST ENQUIRIES:

Coles Myer: Amanda Fischer: 03 9829 4521

Fact Sheet 1

How will the alliance work

  The Alliance between Coles Myer Ltd (CML) and Shell involves a wholly owned subsidiary of CML becoming the operator of Shell's core retail property network of 584 service stations.

  CML will purchase the rights to operate Shell sites from multi site franchisees for a total amount less than $100 million.

  It is planned to commence at more than 150 service stations in Victoria in July 2003. Given a successful Victorian rollout, a national rollout is expected to be completed by mid calendar 2004.

  The service stations will be co-branded Coles Express and Shell.

  The CML subsidiary will operate these service stations and directly employ the service station staff under a newly established Petrol and Convenience Store Division.

  CML will also introduce a fuel discount offer to its Coles, Bi-Lo and Liquorland customers that will provide a cents per litre discount off already competitive pump prices.

  Discounts will be offered to Coles, Bi-Lo and Liquorland customers.

  Both members of the Alliance have a shared interest in maintaining competitive pump prices - this is critical in driving sales.

  Using its retail expertise, CML will continue to develop a quality convenience store offer.

  CML will set fuel and shop prices at each of the service stations it operates.

  Shell will be the exclusive fuel supplier and provide the service station property.

Fact Sheet 2

How customers will be the winners

When the Alliance is fully rolled out:

  Coles Myer customers will receive a cents per litre discount on fuel purchased from Alliance sites. Discounts will be offered to Coles, Bi-Lo and Liquorland customers.

  The discount will apply when customers pass a purchase threshold at Coles, Bi-Lo and Liquorland and will be redeemable when they produce their docket at an Alliance service station. (Note: the spend threshold and the size of the discount may vary.)

  Alliance service stations will be conveniently located - more than 80% of CML supermarkets (Coles and Bi-Lo) will be within 5km of an Alliance site.

  Alliance customers will benefit from high quality Shell fuels provided at already competitive pump prices from the conveniently located national network of 584 service stations.

  The Alliance will provide a comprehensive national network so Coles Myer's food and liquor customers have the opportunity to receive a discount on fuel when they travel throughout Australia.

From day one of the Alliance:

    CML customers will have access to highly respected Shell fuel brands including Shell Optimax at Alliance sites.

    Fly Buys customers will receive Fly Buys points at CML supermarkets and for fuel and convenience stores purchases at Alliance sites.

  CML will use its retailing experience and economies of scale to provide a quality convenience store offer.

  Customers will be able to continue to use their Shell Card at Alliance sites. However, Shell Card customers will not be entitled to receive the CML fuel discount as they already have a specially contracted fuel price with Shell which recognises their significant purchase volumes.

Fact Sheet 3

How grocery and petrol retailing competition will increase

  The Alliance will be pro-competitive and extend the availability of fuel discount offers to more consumers.

  Alliance service stations will continue to have competitive pump prices which are viewed as critical to attracting and retaining customers.
  A significant additional benefit to consumers is the fuel discount offer which will be available to Coles, Bi-Lo and Liquorland supermarket customers.
  Shell's wholesale fuel supply arrangements to other commercial customers and independent retailers will be unaffected by the Alliance.

  The Alliance will increase competition in the supermarket sector now and in the future by allowing CML to respond directly to discount fuel programs operated by other retailers.

Fact Sheet 4

The New ALliance network details

When the Alliance is fully rolled out:

  Accessibility for Coles Myer customers to the discount petrol offer will be hard to match - it is designed to be the largest and most convenient discount fuel offer in Australia.

  More than 80% of CML supermarkets (Coles and Bi-Lo) will be within 5 kilometres of an Alliance site. Liquorland customers will also be offered a discount.

Proposed Alliance site numbers are:

State	Coles supermarkets	Bi-Lo supermarkets	Alliance service stations
NSW (inc ACT)	143	67	183
NT	4	3	10
QLD	92	35	119
SA	35	40	37
TAS	14		15
VIC	112	48	158
WA	79		62
	479	193	584

Fact Sheet 5

WHAT WILL THE SITES LOOK LIKE

[Photograph of service station site]

To download a high resolution image of this photograph go to: www.shell.com.au/mediareleases

Fact Sheet 6

background on coles myer and shell

The Alliance participants are subsidiaries of Coles Myer Ltd and Shell Australia Limited respectively.

Coles Myer Ltd. (CML)

Coles Myer operates eight of Australia's favourite retail brands across 1800 stores throughout Australia and New Zealand.

These include traditional department stores (Myer Grace Bros) and discount department stores (Target and Kmart), supermarkets (Coles and Bi-Lo), liquor retailing (Liquorland, Vintage Cellars and Quaffers), office supplies (Officeworks, Viking), direct marketing and electronic retail businesses.

CML, one of Australia's leading retail businesses, trace its origins back to one of Australia's foremost retailers - G.J. Coles (est. 1914) and the Myer Emporium (est. 1900). The two companies merged in 1985.

CML employs 164,000 people.

Shell Australia Limited

Shell Australia Limited is a wholly owned subsidiary of the Royal Dutch/Shell Group of Companies. Shell has operated in Australia since 1901. It directly employs approximately 2200 people.

Shell operates an upstream oil and gas business, Shell Development Australia Ltd, as well as a downstream oil products business. Shell's oil products business includes:

  Refineries at Clyde (NSW) and Geelong (VIC) representing about 25% of Australia's refining capacity;

  National storage and distribution facilities;

  Commercial marketing activities which supply petroleum products to commercial end users and more than 1000 wholesalers and independent retailers;

  A national property network of 584 company-owned or leased retail service stations which are currently operated under franchise agreements. It is these service stations that will be the subject of the Alliance.